Room 4561

      			July 20, 2005


Dr. Paul Petit
President/Chief Executive Officer
Naprodis, Inc.
13000 Danielson St.
Suite K
Poway, CA 92064

      RE:	Naprodis, Inc.
   Amendment No. 1 to the Registration Statement on Form SB-2
   Filed July 15, 2005
   File No. 333-122009

Dear Dr. Petit:

      This is to advise you that a preliminary review of the above amended registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard, we note:
1. Your Form SB-2/A does not appear to contain the current interim financial statements of Naprodis, Inc. in accordance with the requirements of Item 310(g) of Regulation S-B.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.






      You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-
3488
if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam
Halper at (202) 551-3482 or the undersigned at (202) 551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director



cc:	William T. Hart
	Hart & Trinen, LLP
	1624 Washington St.
	Denver, Colorado 80203

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Dr. Paul Petit
Naprodis, Inc.
July 20, 2005
Page 2